

December 30, 2011

Via E-mail
Todd J. Mullenger
Chief Financial Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

> **Re:** **Corrections Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 8-K Filed May 17, 2011**
> **File No. 1-16109**

Dear Mr. Mullenger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1. We note that you have five idled facilities with carrying values of $107.5 million as of December 31, 2010, and a suspended construction project with capitalized costs totaling $27.5 million as of December 31, 2010. In future filings, please provide investors with a comprehensive discussion and analysis of your testing of these assets for impairment. To the extent you are not testing these assets for impairment each quarter, please provide us with a detailed explanation as to why not. If you are testing these assets for impairment, please disclose if you have determined these assets to have a recoverable value in excess of the corresponding carrying values, along with the assumptions you have made in light of the fact that these facilities are idled and/or the construction project has been suspended. In this

regard, we note that two of the facilities have been idled and the construction project suspended since 2008 and the other three facilities have been idled since the first half of 2010. If you are also estimating the fair value of these facilities and/or construction project, please disclose this fact along with the methodology used and the material assumptions being made. Please also explain what facts and circumstances would cause these assets to become impaired. Finally, please disclose the percentage by which the estimated fair value exceeds the carrying value. Please provide us with the disclosures you would have provided in your 2010 10-K in response to this comment. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also refer to our prior comment letters dated March 15, 2010 (comment 4) and April 5, 2010 (comment 3), along with your response letters dated March 25, 2010 and April 9, 2010.

Results of Operations, page 39

2. In future filings, please disclose the amount of operating expenses you recognized for the five idle facilities for each period presented. If the amount is immaterial, please disclose as such. This disclosure will allow investors to fully understand the impact the idle facilities are having on your operating results.

3. In future filings, please expand upon the disclosures you provide for the management contracts that are expiring or have expired due to the uncertainty about the renewal to state the carrying value of the corresponding facility. If the facility is not owned by you and/or it is the subject of a purchase option, please disclose this information. Please refer to our prior comment letters dated March 15, 2010 (comment 1) and April 5, 2010 (comment 2), along with your response letters dated March 25, 2010 and April 9, 2010.

Form 8-K Filed May 17, 2011

4. We note your disclosure reporting the results of your annual shareholder meeting in your Item 5.07 Form 8-K filed on May 17, 2011. However, it does not appear that you have amended your Form 8-K to disclose your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. See Question 121A.04 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations and Form 8-K Item 5.07(d). Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345, or in her absence, Pamela A. Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief